[LETTERHEAD OF APCOA/STANDARD PARKING, INC.]

July 5, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:
A-1 Auto Park, Inc.; APCOA Capital Corporation; Century Parking, Inc.; Events Parking Co., Inc.;
Executive Parking Industries, L.L.C.; Metropolitan Parking System, Inc.; S&S Parking, Inc.;
Sentinel Parking Co. of Ohio, Inc.; Sentry Parking Corporation; Standard Parking Corporation IL
Registration Statement on Form S-4 (No. 333-86008)

Ladies and Gentlemen:

        Pursuant to Rule 477 of the Securities Act of 1933, as amended, A-1 Auto Park, Inc.; APCOA Capital Corporation; Century Parking, Inc.; Events Parking Co., Inc.; Executive Parking Industries, L.L.C.; Metropolitan Parking System, Inc.; S&S Parking, Inc.; Sentinel Parking Co. of Ohio, Inc.; Sentry Parking Corporation; Standard Parking Corporation IL, an Illinois corporation (the "Former Subsidiary Guarantors") hereby request withdrawal as Additional Registrants under the registration statement on Form S-4 of APCOA/Standard Parking, Inc. (the "Company") (Registration No. 333-86008) on the grounds that the corporate or other existence of each Former Subsidiary Guarantor has ceased and as such these entities are no longer guarantors of any obligations of the Company.

        If you have any questions or comment regarding this filing, please contact me at (312) 274-2030 or J. Todd Arkebauer of Sachnoff & Weaver, Ltd. at (312) 207-6453.

APCOA/Standard Parking, Inc.
A-1 Auto Park, Inc.
APCOA Capital Corporation
Century Parking, Inc.
Events Parking Co., Inc.
Executive Parking Industries, L.L.C.
Metropolitan Parking System, Inc.
S&S Parking, Inc.
Sentinel Parking Co. of Ohio, Inc.
Sentry Parking Corporation
Standard Parking Corporation IL
By:	/s/ ROBERT N. SACKS Robert N. Sacks Attorney-in-fact